Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form 10 of Imperalis Holding Corp. of our audit report dated April 13, 2021, with respect to the consolidated balance sheets of Imperalis Holding Corp. as of December 31, 2020 and 2019, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, to be filed on or about April 13, 2021.  Our report dated April 13, 2021, relating to aforementioned financial statements, includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

/s/Pinnacle Accountancy Group of Utah

Pinnacle Accountancy Group of Utah

(a dba of Heaton & Company, PLLC)

Farmington, Utah

April 13, 2021